SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 _______________

                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)


                                STORAGE USA, INC.
                                 (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class of Securities)

                                   861907 10 3
                                  (CUSIP Number)


                                  PAUL E. SZUREK
                           SECURITY CAPITAL U.S. REALTY
                                 69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG
                                 (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 27, 1997
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-
         1(b)(3) or (4), check the following box /   /.

         Check the following box if a fee is being paid with this state-
         ment /   /.  (A fee is not required only if the reporting per-
         son: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 7 Pages




           CUSIP No. 861907 10 3         13D          Page 2 of 7 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  10,068,754 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     10,068,754
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               10,068,754 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              37.02% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 861907 10 3         13D          Page 3 of 7 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  10,068,754 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     10,068,754
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               10,068,754 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              37.02% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                  This Amendment No. 7 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation orga-nized and existing under the laws of Luxembourg, and by Secu-rity Capital Holdings S.A. ("Holdings"), a corporation orga-nized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"), and hereby amends the Schedule 13D ("Schedule 13D") originally filed on March 8, 1996, as amended by Amendment No. 1 ("Amendment No. 1 to Sched-ule 13D") filed on March 21, 1996, Amendment No. 2 ("Amendment No. 2 to Schedule 13D") filed on July 1, 1996, Amendment No. 3 ("Amendment No. 3 to Schedule 13D") filed on July 8, 1996, Amendment No. 4 ("Amendment No. 4 to Schedule 13D") filed on August 1, 1996, Amendment No. 5 ("Amendment No. 5 to Schedule 13D") filed on October 7, 1996 and Amendment No. 6 ("Amendment No. 6 to Schedule 13D") filed on October 25, 1996. This Amend-ment No. 7 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Tennessee corporation ("Storage"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in Schedule 13D, as amended by Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D, Amend-ment No. 4 to Schedule 13D, Amendment No. 5 to Schedule 13D and Amendment No. 6 to Schedule 13D.

                  This Amendment No. 7 is filed to report the acquisi-tion of certain shares of Common Stock since October 25, 1996. A schedule identifying all stock market transactions involving shares of Common Stock effected by USRealty since October 25, 1996 is included as Annex A hereto which is incorporated by reference herein. The funds used by USRealty to purchase such shares were obtained from drawdowns under the Facility Agree-ment, other than the funds used to purchase the shares purchased on April 4, 1997, which funds were obtained from cash on hand. Moreover, on March 27, 1997, USRealty purchased 851,000 shares of Common Stock directly from Storage for an aggregate purchase price of $32,018,875.00, or $37.625 per share, pursuant to a Subscription Agreement, dated as of March 27, 1997, by and among Storage, Holdings and Security Capital U.S. Realty (the "Subscription Agreement"). Such purchase was effected pursuant to certain participation rights of Security Capital under the Strategic Alliance Agreement with respect to Storage's recent underwritten public offering of 1,610,000 shares of Common Stock. Security Capital U.S. Realty advanced Holdings the funds necessary to purchase the 851,000 shares of Common Stock, as required by the Subscription Agreement. These funds were obtained by USRealty from Security Capital U.S. Realty's public offering of shares of its common stock in March 1997. No underwriting discounts were applied to any shares of











         Common Stock purchased by USRealty pursuant to the Subscription Agreement.

                  Copies of the Facility Agreement and the Subscription Agreement are attached hereto as Exhibits 4 and 7, respec-tively, and each such agreement is specifically incorporated herein by reference, and the description herein of each such agreement is qualified in its entirety by reference to each such agreement.

         ITEM 1.  SECURITY AND ISSUER.

                  No material change.

         ITEM 2.  IDENTITY AND BACKGROUND.

                  No material change except as set forth above.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No material change except as set forth above.

         ITEM 4.  PURPOSE OF TRANSACTION.

                  No material change except as set forth above.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  No material change except as set forth above and be-low.

                  As of April 4, 1997, USRealty beneficially owns 10,068,754 shares of Common Stock. As of April 4, 1997, USRe-alty beneficially owns approximately 37.02% of the outstanding Common Stock, and approximately 34.61% on a fully diluted basis, based on the number of outstanding shares of Common Stock, the number of outstanding limited partnership units of SUSA Partnership, L.P. that are redeemable for Common Stock and the number of outstanding options and other securities convert-ible into Common Stock.

                  Except as set forth herein, to the best knowledge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No material change except as described above.










         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The following Exhibit is filed as part of this Amend-ment No. 7 to Schedule 13D:

              Exhibit 7 - Subscription Agreement, dated as of March 27,
                          1997, by and among Storage USA, Inc., Security Capital U.S. Realty and Security Capital Hold-ings S.A.




















































                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By:  /s/ Paul E. Szurek

                                          Name:   Paul E. Szurek
                                          Title:  Managing Director



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By:  /s/ Paul E. Szurek

                                          Name:   Paul E. Szurek
                                          Title:  Managing Director

         April 4, 1997































                                   EXHIBIT INDEX


                                                             SEQUENTIAL
         EXHIBIT                  DESCRIPTION                PAGE NO.
         -------                  -----------                ----------

             7            Subscription Agreement, dated as
                          of March 27, 1997, by and among
                          Storage USA, Inc., Security
                          Capital U.S. Realty and Security
                          Capital Holdings S.A.
















































                                                               ANNEX A



              Recent Stock Market Transactions in the Common Stock
                            by the Reporting Persons



         All of the transactions described below were effected in stock market transactions. The price per share does not include commissions.

         DATE OF                   NUMBER OF              PRICE
         TRANSACTION           SHARES PURCHASED           PER SHARE
         -----------           ----------------           ---------

         10/28/96                    1,800                  $34.50
         3/12/97                   579,900                  $37.65
         3/13/97                    86,500                  $37.63
         4/4/97                     85,000                  $36.50
































                                       -9-